UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2013 (Report No. 2)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This Report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein, and is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. ("Orckit" or the "Company") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991, 333-164090 and 333-188425.

Orckit is in preliminary discussions with another telecom equipment manufacturer regarding a possible transaction, whereby Orckit (subject to the consent of Networks3 Inc., to which Orckit has agreed to sell its patents) would grant a license to develop and sell Orckit's CM-4000 product line.  It is contemplated that a group of key employees of Orckit would assist in the process of incorporating Orckit's core technology into the third party's product line.  Other senior employees of Orckit would be required to provide support services to the third party.  There is no assurance that any agreement will be reached or that the proposed transaction will be consummated at all or on what terms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

Date: July 29, 2013	By:	/s/ Izhak Tamir
Izhak Tamir
Chief Executive Officer